CHINA SURE WATER (USA) INC.
14 Wall Street, 20th Floor
New York, NY 10005

May 16, 2011

VIA EDGAR
Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	China Sure Water (USA) Inc.
Registration Statement on Form 10
Filed March 24, 2011
File No. 0-54259

Dear Ms. Long:

I am writing in response to your letter dated April 20, 2011.  The Staff’s comments are set forth below, indented, and are followed by our responses.

Business, page 1

1.	Please disclose more information about your merger, including the consideration paid.

Response to Comment 1

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will modify the second paragraph on page 1 thus:

After observing the popularity of water softeners in the United States, Xinhong Guo founded a water softener business during 2005 in Beijing and incorporated it as a limited liability company, Sure China, on March 23, 2007 under the laws of China.  In July 2008 a Delaware corporation controlled by Mr. Guo acquired 60% of Sure China.  In December 2009 the Delaware corporation also acquired 100% ownership of Sure Water Quality Control Technology (China) Inc. Limited, the Hong Kong limited liability company that owns the remaining 40% of Sure China.   In October, 2010, the Delaware holding company merged with Biometrics 2000 Corp. (“Biometrics”), a New York corporation and debtor in possession in a U.S. Bankruptcy Court case, in exchange for 85% of the outstanding shares of Biometrics.  At the time of the merger, Biometrics was a shell corporation with no assets. The exclusive consideration exchanged in the merger was the exchange of shares, in which the shareholders and creditors of Biometrics surrendered 85% of the ownership of Biometrics to the shareholders of the Delaware corporation, and the shareholders of the Delaware corporation surrendered 15% of the equity in Sure China to the shareholders and creditors of Biometrics. The name of Biometrics was changed to China Sure Water (USA) Inc., and it was the surviving corporation in the merger.

2.	Please disclosure whether Biometrics ever generated revenue from operations or had business assets and when it was first incorporated.

Response to Comment 2

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will modify the first paragraph on page 1 thus:

China Sure Water (USA) Inc. (the “Company”) is a U.S. holding company incorporated in New York in 1992.  From 1992 to 2005, the Company engaged in a variety of businesses:  initially the retail bagel business, then until 2003 a private-labeled Internet access business, and finally, until 2005, a business devoted to developing biometric security devices.  Each of these business developed revenue-producing operations; but each of them ultimately failed.  After its ~~previous~~ business of developing biometric security devices failed in 2005, the Company (then known as “Biometrics 2000 Corporation”) entered into bankruptcy proceedings.  In 2010 the bankruptcy court approved a plan to reorganize the company in connection with a merger with China Sure Water (USA) Inc., a Delaware corporation that owned all of the registered equity of Sure (China) Water Science and Technology Co., Ltd., a limited liability company organized in The People’s Republic of China (“Sure China”).  Sure China is engaged in the production and marketing of water softeners for residential use in The People’s Republic of China (“PRC” or “China”).

3.
   As applicable, please disclose the effect of existing and probable government regulation on your business as required by Item 101(h)(4)(ix) of Regulation S-K.  For instance, please discuss the regulatory structure applicable to foreign registrants doing business in the PRC such as the regulations relating to acquisitions of PRC companies by foreign entities and the rules related to the ability to conduct foreign-exchange activities in the PRC, etc.

Response to Comment 3

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will add the following text to the discussion of risk Factors at page 7:
Certain political and economic considerations relating to China could adversely affect our company.

China is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in China’s economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations, or the official interpretation thereof, which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

Currency conversion and exchange rate volatility could adversely affect our financial condition and the value of our common stock.

The PRC government imposes control over the conversion of Renminbi, or RMB, into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in China. Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in China, including FIEs, which require foreign exchange for transactions relating to current account items, if within a certain limited amount may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.  Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Between 1994 and 2004, the exchange rate for RMB against the U.S. dollar remained relatively stable, most of the time in the region of approximately RMB8.28 to US$1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the RMB against a number of currencies, rather than just the U.S. dollar. As our operations are primarily in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, financial condition and the value of our common stock. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and the value of our common stock. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund our cash and financing requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund and conduct our business.

We are a holding company and conduct substantially all of our business through our operating subsidiary, Sure China, which is a limited liability company established in China. We will rely on dividends paid by Sure China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to regulations that will permit Sure China to pay dividends to us only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Sure China is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Sure China is required to allocate a portion of its after-tax profit to its enterprise expansion fund and the staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Sure China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of Sure China to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund or conduct our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, Sure China, is a limited liability company under PRC law. A PRC limited liability company can only conduct business within its approved business scope, which ultimately appears on its business license. In order for us to expand our business beyond the scope of our license, we woould be required to enter into a negotiation with the authorities for the approval to expand the scope of our business. We cannot assure you that Sure China will be able to obtain the necessary government approval for any change or expansion of our business scope.  As a result, if there were adverse events affecting our water softener business, our flexibility in crafting a corporate response would be limited.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and stock grants.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, issued in January 2007 by SAFE and the relevant guidance issued by SAFE in March 2007, PRC domestic individuals who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Accordingly, our employees who are PRC nationals resident in China to whom we grant shares or share options will be subject to these rules. In addition, we, our PRC subsidiaries or other qualified PRC agent are required to appoint an asset manager or administrator and a custodian bank, as well as to open a foreign currency account to handle transactions relating to the share option or other share incentive plan. If we or our PRC option holders fail to comply with these rules, we may be subject to fines up to RMB300,000 and other legal or administrative sanctions.

 We may have difficulty defending our intellectual property rights from infringement which may undermine our competitive position.

We have been designing and developing new technology. We rely on a combination of patents, trade secret laws, and restrictions on disclosure to protect our intellectual property rights. Unauthorized use of our technology could damage our ability to compete effectively.  We regard our service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our success. Our trade secrets may become known or be independently discovered by our competitors. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that we will be able to obtain licenses from third-parties that we may need to conduct our business or that such licenses can be obtained at a reasonable cost.

Intellectual Property, page 3

4.	Please disclose the duration of your patent.

Response to Comment 4

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will modify the first paragraph in the section titled “Intellectual Property” thus:

We have proprietary rights with respect to significant aspects of our technology.  We rely on a combination of patent, trademark, and trade secret laws, confidentiality procedures and contractual provisions to establish and protect these rights. One patent was issued to us in 2008 by the China State Intellectual Property Rights Office, covering our “water softening and re-generation method” (Registration No. 1921716).  The patent will expire on November 15, 2026.  We also have two patent applications pending in China:  one for the design of our water softener and the other for a turbulent flow type water distributor residential water softener.  We expect the design patent to be issued later in 2011, and have no indication as to when the concept patent will issue.  We believe that the breadth of description of our patents gives us significant protection.

5.	Please disclosure when you anticipate the pending patent application to be acted upon.

Response to Comment 5

The text offered in response to Comment 4 includes the disclosure we plan to make regarding the pending patent applications.

Our Suppliers, page 3

6.	Please tell us what consideration you have given to filing your contract with JinMa Co. as an exhibit.

Response to Comment 6

Sure China purchases from JinMa Co using standard purchase orders.   There is no long term agreement with JinMa Co. nor are there special contractual terms that govern the relationship.  After considering these factors, we determined that we did not have a contract with JinMa Co that should be disclosed as a material agreement.

7.	Please disclose whether you have replaced Beijing Sure Science and Technology Co., Inc. and file all material contracts as exhibits.

Response to Comment 7

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will disclose in the second paragraph of the section titled “Our Suppliers” on page 3 that we have replaced Beijing Sure as a supplier with a number of vendors.  We have no contract with any vendor that should be disclosed as a material agreement.

Our customers, page 3

8.	Please file the material contracts with your major customers as exhibits.

Response to Comment 8

Our major customers purchase products using standard invoices.  There are no contracts with customers that are material to our revenue or operations.

Competition

9.	Please disclose the basis for the cost and other savings disclosed.

Response to Comment 9

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will modify the third paragraph and add a sentence to the beginning of the fourth paragraph in the section titled “Competition” on page 4 thus:

To the best of our knowledge, we are the low price leader for water softeners in China ~~the world~~.  The purchase price of our system to the consumer is 4,000 RMB ($597).  Systems of similar or inferior quality offered by our competitors cost between 6,840 RMB and 35,000 RMB, enabling China Sure to offer its product with at least a 40% price advantage.   Our price advantage is achieved from three factors:

•	We can offer our product at a significantly lower cost than off-shore competitors because we do not bear the costs of transportation and import taxes that they bear.

•	We can manufacture our products at lower cost than our off-shore competitors because of the lower labor costs in China.

•	We have advanced technology not available to our Chinese competitors, which enables us to manufacture our products more efficiently than other Chinese companies.

Our advanced technology also enables us to provide customers savings over the life of our products not available in our competitors’ products.

Item 1A.  Risk Factors, page 4.

10.
We note the two risk factors on page 7 regarding your ability to pay dividends.   Please tell us how you considered Rule 5-04 of Regulation S-X and the need to provide parent-only financial statements in certain instances where cash dividends or other amounts may not be transferred to the parent company by subsidiaries without the consent of a third party (e.g. regulatory agencies, foreign government, etc.).

Response to Comment 10

The Company’s Form 10-K makes clear throughout that the assets of the Company and its operations are located entirely in China, and that the public company is a holding company that was a shell until it acquired ownership of the Chinese operating company.  Accordingly, the disclosure in the risk factors on page 7 and in Note 13 on page F-14 to the effect that the payment of dividends by the Chinese subsidiary to the US parent will require Chinese government approval represents substantial compliance with the requirements of Rules 4-08(e) and 5-04 or Regulation S-X.  Condensed financial information showing 100% of the Company’s assets being restricted in this fashion would be redundant.

11.
We note the risk factor on page 8 regarding the fact that you may have difficulty establishing adequate management and financial controls in China.  In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

Response to Comment 11, Item 1

The Company maintains its books and records in accordance with PRC GAAP, which is similar to International Financial Reporting Standard (the “IFRS”).

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response to Comment 11, Item 2

The Company does not maintain its books and records in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response to Comment 11, Item 3

The Company maintains books and records in accordance with PRC GAAP. The Company has established procedures to convert from PRC GAAP to U.S. GAAP.  Guo Xiaojie, our Chief Financial Officer, reviews each account at the lowest accounting level and analyzes the business transactions recorded in the account to determine whether it is necessary to make any adjustments in order to present the records in accordance with U.S GAAP. Adjustments are made to the books so that a finalized ledger in accordance with U.S GAAP is drafted.  The two other members of our accounting department, each of whom has trained in U.S. GAAP, reviewed the adjustments to assure compliance with U.S. GAAP.  The Company maintains an adequate records system so it is able to retrieve and compile the information needed for its analysis of its business and its presentation of quantitative and qualitative information in the financial statements and reports filed with the Commission.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting.

Response to Comment 11, Item 4

The persons responsible for preparation of our financial statements and evaluating our internal controls are identified below.  Each of them is an employee of Sure China.

•
Chief Financial Officer.  Our Chief Financial Officer has been employed in that position since March 2009.  Previously she was employed as a Loan Officer by China Mingshen Bank.  She holds a bachelors degree issued by Beijing Science and Technology University with a major in accounting.  She also earned a Masters Degree in Accounting from Glasgow University in the United Kingdom.  During each of those educational experiences, our Chief Financial Officer received training in U.S. GAAP, and she has applied that training in preparing the financial statements for Sure China since 2009.  Our Chief Financial Officer supervises preparation of our financial statements and implementation of our internal controls.

•
Accountant - Production and Inventory.  Our Accountant for production and inventory matters is responsible for cost accounting and accounts payable.  He received training in U.S. GAAP during his university education and in special post-graduate courses.

•
Accountant - Sales and Receipts.  Our Accountant for sales and receipts is responsible for recording our accounts receivable and cash balances.  She received training in U.s. GAAP during her university education and in special post-graduate courses.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal controls over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment 11, Item 5

The Company has not retained any accounting firm or similar organization for the purposes mentioned.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment 11, Item 6

The Company has not retained any individual who is not our employee and is not employed by an accounting firm or similar organization for the purposes mentioned.

Liquidity and Capital Resources, page 10

12.	Please tell us if the likelihood of the potential acquisition occurring is considered probably.

Response to Comment 12

The negotiation referred to on page 11 of the Form 10 has not reached a level of agreement at which the likelihood of an acquisition occurring can be called probable.

Properties, page 11

13.
We note the lease on your manufacturing facility is under negotiation.  Please clarify the current nature of your manufacturing operations, including the number of manufacturing employees.  File your material leases as exhibits.

Response to Comment 13

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will modify the first paragraph in Item 3 “Properties” thus:

We leased facilities located in the ZhongGuaCun High Tech Park in Beijing that serve as the primary location for our manufacturing operations and warehouse.  The lease provides us 4,000 square meters of manufacturing space, which has a capacity to produce about 300,000 units per year.  This represents the largest production capacity of any manufacturer of water softeners in China.   We currently employ 85 assemblers at this site, where our primary operations consist of assembling and packaging final products from pre-fabricated components made to our order by our suppliers.  We occupied the premises under a two year lease at a rental of 1,200,000 RMB ($180,000) per year.  The lease expired at the end of 2010, and we are now in negotiations with the landlord regarding terms of renewal.

As the ZhongGuaCun lease remains under negotiation, we have no leases at this time that are material contracts.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 15

14.
You disclose you have never paid or declared any cash dividends on your common stock and do not foresee doing do in the future.  We note, however, your statement on page 11 that in 2009, Sure China paid a dividend of $1.467 million to the Hong Kong company/subsidiary that owns 40% of Sure China, which dividend was distributed to its shareholders and represented their proportionate share of retained earnings for periods prior to the transfer of ownership.  Please revise the disclosure to clarify.

Response to Comment 14

 When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the Form 10, in which we will modify the section titled “Dividends” on page 15  thus:

In 2009, prior to the acquisition by China Sure - Delaware of the Hong Kong company that owns 40% of Sure China, Sure China paid a dividend of $1,467,000 to the Hong Kong company, which distributed the funds to its shareholders.  This represented their proportionate share of the retained earnings of Sure China for the period prior to the transfer.

With the exception of that single distribution to the Hong Kong company, neither the Company nor its subsidiaries has ~~never~~ paid or declared any cash dividends on its Common Stock and does not foresee doing so in the foreseeable future.  The Company intends to retain any future earnings for the operation and expansion of the business.  Any decision as to future payment of dividends will depend on the available earnings, the capital requirements of the Company, its general financial condition and other factors deemed pertinent by the Board of Directors

Yours.

/s/ Guo Xinhong

Guo Xinhong, President

Acknowledgement

China Sure Water (USA) Inc., hereby acknowledges that:

•	China Sure Water (USA) Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	China Sure Water (USA) Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Sure Water (USA) Inc.
By: /s/ Guo Xinhong
Guo Xinhong
President